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Employee-owned
DCPT PLLC

Physical Therapist

1301 Pennsylvania Ave SE
Washington, DC 20003
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Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.5× for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
DCPT PLLC is seeking investment to open a second location, buffer operational cashflow and refinance existing debt to improve operating cash-flow a.
Adding A LocationGenerating Revenue
This is a preview. It will become public when you start accepting investment.
28 people
Employees
2020
Founded
150,000
Monthly Revenue
This is a preview. It will become public when you start accepting investment.
THE TEAM
David Kenney
President & Founder

Doctor of Physical Therapy -Saint Louis University - 2010

Clinic Director - 2012

Board Certified Orthopedic Clinical Specialist - 2014

Manual Therapy Certified -2016

Certified Dry-Needling - 2018

Multi-Site Director - 2018

Program Founder - Outpatient in the Home - 2018

Founder - DCPT - 2022

Philip Kennedy
Director of Outpatient Rehabilitation

https://www.linkedin.com/in/philip-kennedy-pt-dpt-b764b2a0/

Emily Adams

Office Manager

https://www.linkedin.com/in/emily-sorelle-adams/

James Kim
Physical Therapist

https://www.linkedin.com/in/james-k-2b38ab4b/

Katie Laine
Physical Therapist

https://www.linkedin.com/in/katie-laine-a7201771/

Jon Choi
Phhysical Therapist

https://www.linkedin.com/in/jonathan-choi-238a662a5/

Brandon Voyer
Physical Therapist

https://www.linkedin.com/in/brandon-voyer/

Kim Patton
Billing Manager

https://www.linkedin.com/in/kimberly-patton-120786b9/

Eden Austin
Physical Therapist

https://www.linkedin.com/in/eden-austin-pt-dpt-9448a2126/

Julie Diaz
Patient Care Coordinator

https://www.linkedin.com/in/julie-diaz-a2396767/

Anna Tunik
Physical Therapist

https://www.linkedin.com/in/anna-tunik-pt-dpt-b08261118/

Raissa Mbami
Patient Care Coordinator

https://www.linkedin.com/in/ra%C3%AFssa-mbami-987a9a188/

Michail Baskaron
Contract Physical Therapist

https://www.linkedin.com/in/michail-baskaron-507451232/

Yael Beckerman
Telehealth Physical Therapist

https://www.linkedin.com/in/yael-beckerman-pt-dpt-513a44170/

Amber Pische
PRN Physical Therapist

https://www.linkedin.com/in/amber-pische-0507b510/

Frankie Brillante
PRN Physical Therapist

https://www.linkedin.com/in/frances-brillante-501a43a4/

Nicole Garner
PRN Physical Therapist

https://www.linkedin.com/in/nicole-garner-2401671b4/

Christian San Jose
PRN Physical Therapist

https://www.linkedin.com/in/christian-bernard-san-jos%C3%A9-509bba1b0/

Alex Sharpe
PRN Physical Therapist

https://capitolptdc.com/team-members/alex-sharpe/

McKenzie Lillia
PRN Physical Therapist
Roya Owhadi
PRN Physical Therapist

https://www.linkedin.com/in/dr-roya-owhadi-pt-dpt-9426b411b/

Brittany Richards
PRN Physical Therapist

https://www.linkedin.com/in/brittany-richards-pt-dpt-53b386213/

Savanah Valenciana
Patient Care Coordinator
Rhonda Palmer
PRN Physical Therapist
Isaiah Harris
PT Tech - Part Time
Gillian Huang, CPA
Accountant

http://www.lakewashingtoncpa.com/index.html

This is a preview. It will become public when you start accepting investment.
Q&A
What are the main challenges for this businesses?

Hiring Licensed Physical Therapists and Downward Pressure on In-Network Reimbursements

What is your background? How did you get into the industry?

13 Years as a Licensed Physical Therapist, with progressive levels of Management in PE owned Physical Therapy companies.

Why are you raising capital and why is now a good time?

Open a Second Location to support our growth and improve our retention of active patients, refinance short term debt to free up Capital

Who is your biggest inspiration?

My two girls Rose and Dillon

What is your background? How did you get into the industry?

B.S. in Exercise Science and a Clinical Doctorate in Physical Therapy. I grew up visiting my mom, who was an ICU nurse at the hospital and always new i wanted to be involved in healthcare, but also had an interest in business. PT is a great place for those two worlds to meet.

What are the main challenges for this businesses?

Hiring Licensed Physical Therapists and Downward Pressure on In-Network Reimbursements

What is your background? How did you get into the industry?

13 Years as a Licensed Physical Therapist, with progressive levels of Management in PE owned Physical Therapy companies.

Why are you raising capital and why is now a good time?

Open a Second Location to support our growth and improve our retention of active patients, refinance short term debt to free up Capital

Who is your biggest inspiration?

My two girls Rose and Dillon

What is your background? How did you get into the industry?

B.S. in Exercise Science and a Clinical Doctorate in Physical Therapy. I grew up visiting my mom, who was an ICU nurse at the hospital and always new i wanted to be involved in healthcare, but also had an interest in business. PT is a great place for those two worlds to meet.

What are the main challenges for this businesses?

Hiring Licensed Physical Therapists and Downward Pressure on In-Network Reimbursements

What is your background? How did you get into the industry?

13 Years as a Licensed Physical Therapist, with progressive levels of Management in PE owned Physical Therapy companies.

Why are you raising capital and why is now a good time?

Open a Second Location to support our growth and improve our retention of active patients, refinance short term debt to free up Capital

Who is your biggest inspiration?

My two girls Rose and Dillon

What is your background? How did you get into the industry?

B.S. in Exercise Science and a Clinical Doctorate in Physical Therapy. I grew up visiting my mom, who was an ICU nurse at the hospital and always new i wanted to be involved in healthcare, but also had an interest in business. PT is a great place for those two worlds to meet.

This is a preview. It will become public when you start accepting investment.
OUR MISSION

Provide start to finish Physical Therapy Services for Total Joint Replacement Patients, Pre-Op, Day of Surgery, Post-Op in the Home and Outpatient Physical Therapy

This is a preview. It will become public when you start accepting investment.
PENNSYLVANIA AVE CLINIC
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2020
Founded
28
Employees
1,200 sq. ft.
Floor Space

$125
Average Ticket Size
$150,000
Monthly Revenue
$2,250,000
Projected Annual Revenue
60
Average Daily Customers
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JULY 2020
Incorporated

Articles of Incorporation Filed

AUGUST 2020

1st Surgery Center Contract is signed

NOVEMBER 2020

2nd Surgery Center Contract is Signed

OCTOBER 2020

1st Patient Visit Completed

DECEMBER 2020

1st Full Time PT is hired and Part Time office manager

JULY 2021
Opened

1st Clinic Location - 6 year commercial Lease

2021

1st Full year - Revenue exceeds $500,000

2022

2nd Full Year - Revenue Exceeds 1M

DECEMBER 2023

30th Employee signs Employment Agreement

2023

3rd Full Year Revenue Exceeds 1.5M

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
New Location Buildout $46,625
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $2,225,000 $2,892,500 $3,471,000 $3,991,650 $4,470,648
Cost of Goods Sold $365,000 $415,000 $465,000 $515,000 $565,000

Gross Profit $1,860,000 $2,477,500 $3,006,000 $3,476,650 $3,905,648

EXPENSES

Rent $132,000 $168,000 $138,682 $142,149 $145,702
Utilities $30,000 $35,000 $40,000 $45,000 $50,000
Salaries $1,185,000 $1,540,500 $1,848,600 $2,125,890 $2,380,996
Insurance $8,000 $10,000 $12,000 $14,000 $16,000
Legal & Professional Fees $5,000 $7,000 $12,000 $14,000 $20,000
Operating Profit $500,000 $717,000 $954,718 $1,135,611 $1,292,950

This information is provided by DCPT PLLC. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Investment Round Status
Target Raise $50,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends February 23rd, 2024
Summary of Terms
Legal Business Name Dcpt pllc
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.5×
Investment Multiple 1.15×
Business's Revenue Share 3%-7.4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2026
Financial Condition
Historical milestones

DCPT PLLC has been operating since October 2020 and has since achieved the following milestones:

Opened location in Capitol Hill, Washington DC in June 2021

Achieved revenue of 510,000 in Year 1 which then grew to 1,035,000 in Year 2 and 1,535,000 in year 3 (projected)

Achieved profitability in Q4 of Year 3 of 150,000 in Year 3

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

DCPT PLLC forecasts the following milestones:

Secure lease for second clinic location by Month 3, Year 4 (March 2024)

Hire for the following positions: Full time in-home PT (EA signed 11/23) to start 01/15/24 and a full time outpatient Physical Therapist (EA signed 12/23) to start February 5th 2024 to staff the new clinic space to start and an additional full time outpatient PT to be hired in July of 2024

Achieve 2,250,00 revenue per year by year 4(2024

Achieve 500,000 profit per year by Year 4 (2024)

Other outstanding debt or equity

As of 12/01/2023, DCPT PLLC has debt of 300,000 outstanding and a cash balance of 40,000. This debt is sourced primarily from WACIF, Lines of Credit and short term debt and will be senior to any investment raised on Mainvest, however a portion of funds raised on Mainvest will terminate DCPT's short term debt positions. In addition to the DCPT PLLC's outstanding debt and the debt raised on Mainvest, DCPT PLLC may require additional funds from alternate sources at a later date.

Other challenges

DCPT PLLC has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Declining Medicare Reimbursement for services provided

Declining Private Payer reimbursement for services provided

Hiring additional Physical Therapists in the future is an impediment to growth

Financial liquidity

DCPT PLLC has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. DCPT PLLC expects its liquidity position to improve upon raising capital on Mainvest.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of DCPT PLLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

DCPT PLLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Reliance on Management

As a securities holder, you will not be able to participate in DCPT PLLC's management or vote on and/or influence any managerial decisions regarding DCPT PLLC. Furthermore, if the founders or other key personnel of DCPT PLLC were to leave DCPT PLLC or become unable to work, DCPT PLLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which DCPT PLLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, DCPT PLLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

DCPT PLLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If DCPT PLLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt DCPT PLLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect DCPT PLLC's financial performance or ability to continue to operate. In the event DCPT PLLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither DCPT PLLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

DCPT PLLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and DCPT PLLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although DCPT PLLC will carry some insurance, DCPT PLLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, DCPT PLLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect DCPT PLLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of DCPT PLLC's management will coincide: you both want DCPT PLLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want DCPT PLLC to act conservative to make sure they are best equipped to repay the Note obligations, while DCPT PLLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If DCPT PLLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with DCPT PLLC or management), which is responsible for monitoring DCPT PLLC's compliance with the law. DCPT PLLC will not be required to implement these and other investor protections.